UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2005

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Consolidated Interim Financial Statements

(Expressed in Canadian dollars)

LINGO MEDIA INC.

September 30, 2005 and 2004

(Unaudited)

LINGO MEDIA INC.

September 30, 2005 and 2004

(Unaudited)

(Expressed in Canadian dollars)

CONTENTS

Consolidated Interim Balance Sheets

Consolidated Interim Statements of Deficit

Consolidated Interim Statements of Operations

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

Lingo Media Inc.

Consolidated Interim Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	September 30 2005	December 31 2004

Assets

Current assets:
Cash	$ 187,372	$ 29,791
Accounts and grants receivable (note 2)	406,283	562,558
Prepaid and sundry assets	133,838	133,833
Inventory	34,477	23,292
	761,970	749,474

Investment and advances (note 3)	296,865	-
Property and equipment, net	50,581	54,491
Development costs, net	477,378	489,324
Acquired publishing content, net	70,671	123,673
	$ 1,657,465	$ 1,416,962

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	115,633	252,726
Accrued liabilities	53,533	58,000
Unearned revenue	115,412	-
Bank loan (note 4)	140,000	90,000
Current portion of loans payable to related parties (note 5)	-	77,762
	421,578	478,488

Loans payable to related parties (note 5)	84,718	-

Shareholders’ equity:
Capital Stock
Authorized: Unlimited common shares and preferred shares with no par value
Issued: 27,784,773 common shares (December 21, 2004: 24,109,773)	4,002,909	3,367,119
Contributed surplus	235,203	74,100
Deficit	(3,086,943)	(2,502,745)
	1,151,169	938,474
	$ 1,657,465	$ 1,416,962

See accompanying notes to consolidated interim financial statements.

Approved on behalf of the Board:

“Michael Kraft”

Director

“Khurram Qureshi”

Director

LINGO MEDIA INC.

Consolidated Interim Statements of Deficit

(Unaudited)

(Expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Deficit, beginning of the period	$ (2,768,025)	$ (1,980,415)	$ (2,502,745)	$ (1,698,526)

Effect of change in accounting policy (note 1(b))	-	(8,842)	-	(8,842)

Deficit, beginning of the period, as restated	(2,768,025)	(1,989,257)	(2,502,745)	(1,707,368)

Net income (loss) for the period	(318,918)	(202,795)	(584,198)	(484,684)

Deficit, end of the period	$ (3,086,943)	$ (2,192,052)	$ (3,086,943)	$ (2,192,052)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Consolidated Interim Statements of Operations

(Unaudited)

(Expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Revenue	$ 5,843	$ 13,845	$ 361,085	$ 252,380
Direct costs	3,543	5,098	48,682	41,906
Margin	2,300	8,747	312,403	210,474

Expenses:
General and administrative	149,179	140,004	489,594	440,363
Amortization	54,251	62,639	163,172	190,758
Stock-based compensation	106,294	7,667	161,103	23,000
Interest and other financial expenses	11,494	1,232	32,585	9,795
	321,218	211,542	846,454	663,916

Income (loss) before income taxes and other taxes	(318,918)	(202,795)	(534,050)	(453,442)

Income taxes and other taxes	-	-	50,148	31,242

Net income (loss) for the period	$ (318,918)	$ (202,795)	$ (584,198)	$ (484,684)

Income (loss) per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	23,745,070	21,676,157	23,745,070	21,676,157

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Cash flows provided by (used in):
Operations:
Net Income (loss) for the period:	$ (318,918)	$ (202,795)	$ (584,198)	$ (484,684)
Items not affecting cash
Amortization of property and equipment	2,747	2,060	8,657	6,471
Amortization of development costs	33,838	33,838	101,515	101,515
Amortization of acquired publishing content	17,667	17,667	53,002	53,002
Amortization of software development costs	-	10,348	-	31,046
Stock-based compensation	106,294	7,667	161,103	23,000
Change in non-cash balances related to operations:
Accounts and grants receivable	(99,500)	(51,897)	156,276	(114,958)
Prepaid and sundry assets	(311)	-	(5)	-
Inventory	2,141	1,859	(11,186)	3,405
Account payable	(188,622)	28,121	(137,094)	134,093
Accrued liabilities	8,025	975	(7,467)	(13,299)
Unearned revenue	115,412	78,796	115,412	78,796
Cash (used in) operating activities:	(312,227)	(73,361)	(143,985)	(181,613)

Financing:
Issuance of capital stock	735,000	-	735,000	63,517
Share issue costs	(99,210)	-	(99,210)	(47,689)
Increase (decrease) in bank loan	(5,000)	-	50,000	-
Increase (decrease) in loan payable to related party	(36,666)	100,000	6,956	100,000
Cash provided by financing activities	594,124	100,000	692,746	115,828

Investing:
Increase in investment and advances	(296,865)	-	(296,865)	-
Purchase of property and equipment	(38)	(4,969)	(4,746)	(6,461)
Development costs	(70,168)	(20,725)	(89,569)	(153,361)
Cash (used in) investing activities	(367,071)	(25,694)	(391,180)	(159,822)

Increase (decrease) in cash	(94,174)	945	157,581	(225,607)
Cash, beginning of period	281,546	5,950	29,791	232,502
Cash, end of period	$ 187,372	$ 6,895	$ 187,372	$ 6,895

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

September 30, 2005 and 2004

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental products for English language learning for the educational school and retail bookstore market in China and for the educational school market in Canada.

1.    Significant accounting policies:

(a)

Basis of presentation:

The disclosures contained in these unaudited interim consolidated financial statements do not include all the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2005 and the results of operations and cash flows for the nine months ended September 30, 2005 and 2004.

(b)   Change in accounting policy

Effective January 1, 2004, the CICA handbook, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. In 2004, this change resulted in an increase of $8,842 to the opening deficit as at January 1, 2004 and an increase of $8,842 to contributed surplus. As a result of the change in accounting policy the previously recognized deferred stock-based compensation of $3,500 and $50,000 in 2003 and 2002 respectively has been reversed resulting in a decrease in share capital of $53,500 in 2003.

 2.       Accounts and grants receivable:

    Accounts and grants receivable consist of:

	September 30 2005	December 31 2004

Trade receivables	$ 351,335	$ 463,167
Grants receivable	54,948	99,391
Total	$ 406,283	$ 562,558

3.        Investment and advances

In June 2005 the “Company” signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Cultural Media Company (the “Jintu”).  Jintu will continue Sanlong’s recently launched direct-to-consumer business of distributing educational newspapers and product extensions located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $385,000 (¥2,550,000 RMB) for its 51% share of Jintu. The closing is subject to regulatory approval, including government approval in China.

LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

September 30, 2005 and 2004

3.        Investment and advances (continued):

Pursuant to the June 2005 agreement, as at September 30, 2005 the Company has advanced loans of $202,800 to Jintu through a third party and incurred $94,065 in expenditures related to acquisition costs.

Investment and advances are as follows:

	September 30 2005	December 31 2004

Investment:
Acquisition costs	$ 94,065	$ -
	94,065	-
Advances	202,800	-
	$ 296,865	$ -

4.       Bank loan:

In May 2004, the Company negotiated a line of credit of $150,000 with its bank. The line of credit bears interest at prime plus 2.5% per annum, is due on demand, and is secured by the Company’s accounts receivables from customers in China, which, in turn, are insured by the Export Development Corporation. As at September 30, 2005, $140,000 of the line of credit was utilized.

5.        Loans payable to related parties:

The loans payable are due to directors of the Company, bear interest at 12% per annum, are due on demand and are secured by a subordinated general security agreement.

6.     Capital stock:

	Common shares
	Number	Amount

Balance, December 31, 2004:	24,109,773	$ 3,367,119
Private placement (i)	3,675,000	735,000
Less: share issue costs		(99,210)
Balance, September 30, 2005	27,784,733	$ 4,002,909

(i)

In September 2005, the Company completed an exempt private placement of 3,675,000 Units of its securities at $0.20 per Unit, for gross proceeds of CDN $735,000. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant (“Warrant”). Each whole Warrant entitles the holder to purchase one additional common share for $0.40 for a term of 12 months expiring on September 20, 2006. The Warrants are subject to accelerated expiration, at the option of the Company, at any time after January 20, 2006 in the event that the price of the Company’s common shares on the TSX Venture Exchange (“Exchange”) is $0.60 or more for 10 consecutive trading days. In such event, the Company has three business days to give notice of the acceleration of the term to the holders of the Warrant and the Warrant term will be reduced to ten business days from the date of such notice. A fee of 7% was paid to the agent and sub-agents with respect to the sale of 3,675,000 Units. In addition, a total of 118,650 Compensation Warrants were issued to the agent and the sub-agents. Each

Compensation Warrant entitles the holder to purchase one common share for $0.40 for a term of 12 months expiring on September 20, 2006. The Compensation Warrants are subject to accelerated expiration on the same terms as the Warrant.

LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

September 30, 2005 and 2004

7.        Government grants:

Included as a reduction of general and administrative expenses for the nine months ended September 30, 2005 are government grants of $182,506 (2004 – $147,618), relating to the Company's publishing projects in China and Canada.

8.

Segmented information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental products for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

Nine months ended September 30	2005	2004

Canada	$ 15,237	$ 36,918
China	345,848	215,462
	$ 361,085	$ 252,380

Substantially all of the Company's identifiable assets as at September 30, 2005 and December 31, 2004 are located in Canada.

 9.      Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

Nine months ended September 30	2005	2004

Loss for the period – Canadian GAAP	$ (584,198)	$ (484,684)
Impact of United States GAAP and adjustments:
Amortization of development costs	101,515	101,515
Amortization of software development costs	-	31,046
Share issue costs	-	(47,689)
Loss for the period – United States GAAP	$ (482,683)	$ (399,812)

 LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

September 30, 2005 and 2004

9.  Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP") (continued):

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

Nine months ended September 30	2005	2004

Shareholders’ equity – Canadian GAAP	$ 1,151,169	$ 938,474
Development costs	(102,285)	(204,073)
Compensation expense	(243,250)	(243,250)
Effect of change in accounting policy (note 1(b))	-	(8,842)
Shareholders’ equity – United States GAAP	$ 805,634	$ 482,309

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs would be $375,093 (December 2004 - $285,254)

10.   Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period. Additionally, the comparatives have been amended to reflect the change in application of accounting policy for revenue recognition for the interim periods.

Form 51 – 102 F1

Management Discussion and Analysis

Third Quarter Ended September 30, 2005

(Unaudited – Prepared by Management)

November 29, 2005

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the interim consolidated Balance Sheets as at September 30, 2005 and the interim Statements of Deficit, Operations and Cash Flows for the nine months ended September 30, 2005.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

2005 Third Quarter

Management Discussion and Analysis

Description of Business and Report Date

The following management discussion and analysis is prepared as of November 29, 2005 (the “Report Date”) and should be read in conjunction with the interim financial statements for the nine months ended September 30, 2005 and the Company’s annual financial statements for the year ended December 31, 2004.  These documents can be found on the SEDAR website at www.sedar.com.

Lingo Media earns its revenues in two distinct geographic markets, China and Canada. Each market has its own distinct revenue stream and is accounted for differently from a revenue recognition standpoint.  The Company develops, publishes, distributes and licenses books, audio/video cassettes, CD-based products and supplemental products for English language learning for the educational school and retail bookstore markets in China and in the school market in Canada.

In China, Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese state-owned educational publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  The Company earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In 2004, Lingo Media implemented a revision in its revenue recognition policy on a retroactive basis and accordingly recognizes revenue at the end of June and at the end of December when it can reconcile to royalty revenues reported by PEP.

In Canada, the Company sells its product, The Outloud Program, directly into the school market mainly in the Province of Ontario.

Q3 2005 Highlights

During the quarter, the Company raised $735,000 by way of a private placement financing, the proceeds of which were used primarily for its China Expansion Plan.  More specifically, under the Company’s Joint Venture Agreement with Sanlong Cultural Communication Co. Ltd. (“Sanlong”), Lingo Media will invest approximately CDN$385,000 (¥2,550,000 RMB) for its 51% share of Hebei Jintu Cultural Media Company (the “Jintu”), located in Hebei Province.  Sanlong is a privately-owned retail distributor of educational newspapers and product extensions in Hebei.  The Company is awaiting the approval from the National General Administration of Press & Publication in China.

In Q3 2005, Lingo Media signed a Letter of Intent and Definitive Joint Venture Agreement with Liaoning Publishing Group (“LPG”) in Shenyang, Liaoning province. This joint venture will be headquartered in LPG’s facilities in Shenyang and will operate as educational product development and an educational services business in China.  LPG is a RMB 3.645 billion (US$450 million) Chinese publishing conglomerate that consists of 11 publishing houses, a state-of-the-art distribution centre, a retail chain of 17 mega bookstores, an e-bookstore with over 600,000 available titles, several printing houses, and an audio-video publishing arm.

China

Revenues from China for first nine months of the fiscal year 2005 were $345,848 compared to $215,462 for the corresponding period in 2004 representing a 61% increase over the first nine months of 2004.

Having sold over 90 million copies of published titles since its inception into the Chinese market, Lingo Media continues to maintain its market position in the primary English language learning publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and developing this relationship.

The Company is committed to generating increased shareholder value by executing its China Expansion Plan.  This Plan is focused on acquiring controlling interests in joint ventures in the print media sector in China.

Canada

The Company continues to market its The Outloud Program in the Province of Ontario.   Revenues from this program were $15,237 for the nine months ended September 2005 compared to $36,918 for the same period in 2004.

Market Trends and Business Uncertainties

Lingo Media believes that the trend for English language learning in China is strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English language learning to students in kindergarten to grade 12.  Although the outlook for learning English language in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

Lingo Media believes that a combination of new product development and controlling joint-venture ownership of print media companies now allowed under the WTO reforms in China are the two key factors for Lingo Media’s success.

General Financial Condition

The Company continues to earn recurring royalty revenue from China and recognizes revenues on a semi-annual basis.  As of September 30, 2005 the Company had a working capital surplus of $340,392.  Net loss for the nine months ended September 30, 2005 was ($584,198) compared to a loss of ($484,684) for the same period last year.  The Company raised $735,000 in gross proceeds during the quarter.  The private placement financing resulted in a reduction in the Company’s current liabilities and an increase in the working capital.

Results of Operations

Revenue and Margin

The Company no longer records revenues from China in the third quarter and as such, the revenues from China for the first nine months of 2005 were $345,848 as compared to $215,462 for the same period last year, a significant year over year increase of 61%.

Lingo Media’s revenues were decreased last year as the Chinese State Ministry of Education mandated a shift from finished product sales to licensing sales in order to increase market share.  Since the Company’s royalties on licensing sales are lower as compared to finished product sales, the shift resulted in decline in royalties.  In 2005, these revenues have increased as Lingo Media’s Chinese publishing partner has adapted to the shift in policy and has successfully increased market share for the Company’s programs.

Revenues earned in Canada were $15,237 for the first three quarters of 2005 compared to $36,918 in 2004, representing a decrease of 59%. These revenues declined due to maturity of the product line offered in Canada.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period. These expenses were $489,594 during the first three quarters of 2005 as compared with $440,363 for the similar period in 2004.   The increase in expenses is mainly attributable to increase in rent, travel expenses and consulting fees as the Company opened a new office in China and increased travel costs in order to execute its China Expansion Plan.

Lingo Media receives various government grants throughout the year. The proceeds of the grants are used to develop programs that have specific milestones associated with them.  The Company records these funds as a reduction of its general and administration expenses as the proceeds of the grants are used in an operating capacity.  In the first nine months of 2005, an amount of $182,506 was offset against the expenses as compared to $147,618 in 2004.

The Company’s general and administrative expenses during the nine months ended September 30, 2005 compared to the same period last year were as follows:

Interests and other financial expenses

Interest expense and other financial expenses include interest on debt and insurance paid to Export Development Corporation for receivables due from customers in China. These expenses were $32,585 during the first nine months of 2005 as compared to $9,795 in 2004.  The increase is due to an increase in the Company’s borrowings.

Amortization and Stock-based Compensation

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.  Amortization during the quarter was reduced to $54,251 compared to $62,639 for the similar period in 2004 as the asset base was reduced.   Amortization for the nine months ended September 30, 2005 was $163,172 compared to $190,758 for the same period in 2004.

The stock-based compensation was $106,294 for the third quarter of 2005 compared to $7,667 for the same period in 2004.  Stock-based compensation was $161,103 for first three quarters of 2005 compared to $23,000 for same period in 2004 as additional stock options vested during the period.

Net loss

The Company reported a loss before taxes of ($534,050) for the nine months ended September 30, 2005 as compared to a loss of ($453,442) for the same period last year. Taxes for the first nine months of 2005 amounted to $50,148 increasing the net loss to ($584,198) as compared to taxes of $31,242 and a net loss of ($484,684) for the same period last year.  The increase in the net loss is due to an increase of $138,103 in stock-based compensation, additional interest charges of $22,790 and an increase in general and administrative expenses of $49,231 attributed mainly due to the opening of a new office in China.

Summary of Quarterly Results

Liquidity and Capital Resources

In September 2005, the Company closed its private placement financing of 3,675,000 Units at $0.20 per Unit for gross proceeds of $735,000. The proceeds of the offering are being used for i) investigation and due diligence of joint venture candidates in China and Mexico; ii) investment in joint ventures in China and Mexico; and iii) general working capital purposes.

As of September 30, 2005, the Company had cash on hand of $187,372 and accounts and grants receivable of $406,283. The Company’s current assets amounted to $761,970 and its current liabilities $421,578 resulting in a working capital surplus of $340,392.

The trade receivables from China are insured by the Export Development Corporation of Canada.

The Company utilized $140,000 of its credit line at the quarter end.

The Company believes that current cash on hand along with its accounts receivable and recurring sales will satisfy its working capital requirements for the next 12 months.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the first three quarters of 2005, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and the related party.

Consulting fees of $90,000 (2004 - $90,000) were accrued or paid to a company controlled by a director and senior officer of the Company in the normal course of business.  At September 30, 2005, $nil (2004 - $5,350) is included in accounts payable.   Additionally, a success fee of $36,750 was paid to a director and senior officer of the Company.

The shareholder loans were interest bearing at 12% per annum.  Interest expense for the nine month period was $5,100 (2004 - $nil).

Proposed Transactions

1.

In June 2005, the “Company signed a Definitive Joint Venture Agreement (“JV Agreement”) with Sanlong. Sanlong is a privately-owned retail distributor of educational newspapers and product extensions in the Province of Hebei.  The Company is awaiting the approval from the National General Administration of Press & Publication in China. Under the Joint Venture Agreement, Lingo Media will invest approximately CDN $385,000 (¥2,550,000 RMB) for its 51% share of the joint venture.

2.

In Q3 2005, Lingo Media signed a Letter of Intent and Definitive Joint Venture Agreement with Liaoning Publishing Group (“LPG”) in Shenyang, Liaoning province. This joint venture will be headquartered in LPG’s facilities in Shenyang and will operate as educational product development and an educational services business in China.  LPG is a RMB 3.645 billion (US$450 million) Chinese publishing conglomerate that consists of 11 publishing houses, a state-of-the-art distribution centre, a retail chain of 17 mega bookstores, an e-bookstore with over 600,000 available titles, several printing houses, and an audio-video publishing arm.

Additional Disclosure for Venture Issuer’s without Significant Revenues

Development Costs

Acquired Publishing Content

Disclosure of Outstanding Share Data

Common Shares outstanding as at September 30, 2005:  27,784,773

Options to purchase common shares outstanding:  3,398,334

Warrants to purchase common shares outstanding (exercise price of $0.40 each)  :1,956,150

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us.  Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future operations.

Additional Information

Additional information regarding the Company can be found at SEDAR www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

August 29, 2005